Exhibit 99.1 B Communications Ltd. Condensed Consolidated Interim Financial Statements September 30, 2015 (Unaudited)

1

B Communications Ltd.

Condensed Consolidated Interim Financial Statements (unaudited)

2

Review Report to the Shareholders of B Communications Ltd.

Introduction

We have reviewed the accompanying financial information of B Communications Ltd. and its subsidiary (hereinafter - “the Group”), comprising of the condensed consolidated interim statement of financial position as at September 30, 2015 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Basis for Qualified Conclusion

The condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows do not include comparative data for a nine and three month periods ended on September 30.

Qualified Conclusion

Based on our review, except for the information included in the preceding paragraph, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

Somekh Chaikin

Certified Public Accountants (Isr.)

November 19, 2015

3

B Communications Ltd.

Condensed Consolidated Statements of Financial Position

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note 2C)
	September 30	September 30	December 31
	2015	2015	2014
	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	1,037	264	713
Restricted cash	8	2	65
Investments, including derivatives	1,999	509	3,102
Trade receivables, net	2,203	562	2,227
Other receivables	219	56	243
Inventory	90	23	96
Assets classified as held-for-sale	23	6	52

Total current assets	5,579	1,422	6,498

Investments, including derivatives	307	78	271
Long-term trade and other receivables	643	164	566
Property, plant and equipment	7,302	1,861	6,572
Intangible assets	7,482	1,907	5,908
Deferred and other expenses	364	93	364
Broadcasting rights	458	117	-
Deferred tax assets	860	219	-
Investment in equity-accounted investee	27	7	1,057

Total non-current assets	17,443	4,446	14,738

Total assets	23,022	5,868	21,236

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

B Communications Ltd.

Condensed Consolidated Statements of Financial Position (cont’d)

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note 2C)
	September 30	September 30	December 31
	2015	2015	2014
	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Audited)
Liabilities
Bank loans and credit and debentures	2,134	544	1,501
Trade payables	949	242	664
Liability to an affiliate	101	26	-
Other payables including derivatives	954	243	741
Dividend payable	647	165	-
Current tax liabilities	801	204	671
Provisions	87	22	62
Employee benefits	268	68	259
Total current liabilities	5,941	1,514	3,898

Bank loans and debentures	12,675	3,231	12,357
Employee benefits	259	66	233
Other liabilities	212	54	256
Provisions	70	18	69
Deferred tax liabilities	761	194	835
Total non-current liabilities	13,977	3,563	13,750

Total liabilities	19,918	5,077	17,648

Equity
Total equity attributable to equity holders of the Company	977	249	961
Non-controlling interests	2,127	542	2,627

Total equity	3,104	791	3,588

Total liabilities and equity	23,022	5,868	21,236

Date of approval of the financial statements: November 19, 2015

/s/ Doron Turgeman	/s/ Itzik Tadmor
CEO	Principal Financial Officer

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

B Communications Ltd.

Condensed Consolidated Statements of Income

(In millions, except per share data)

		Nine months period ended		Three months period ended
		September 30		September 30
			Convenience		Convenience
			translation		translation
			into		into
			U.S. dollars		U.S. dollars
		2015	2015	2015	2015
		NIS	US$	NIS	US$
	Note	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	8	7,379	1,881	2,602	663

Cost and expenses
Depreciation and amortization		1,588	405	577	147
Salaries		1,444	368	507	129
General and operating expenses	9	2,806	715	1,002	256
Other operating income, net	10	(103)	(26)	(10)	(3)

		5,735	1,462	2,076	529

Operating income		1,644	419	526	134

Financing expenses (income)
Finance expenses		717	183	195	49
Finance income		257	66	41	10

Financing expenses, net		460	117	154	39

Income after financing expenses, net		1,184	302	372	95

Share of loss (income) in equity- accounted investee		(15)	(4)	1	*

Income before income tax		1,199	306	371	95

Income tax		368	94	112	29

Net income for the period		831	212	259	66

Income attributable to:
Owners of the company		107	27	38	10
Non-controlling interests		724	185	221	56

Net income for the period		831	212	259	66

Earnings per share
Basic income per share		3.56	0.91	1.25	0.32
Diluted income per share		3.50	0.89	1.24	0.31

*     Represents an amount less than US$1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

6

B Communications Ltd.

Condensed Consolidated Statements of Comprehensive Income

(In millions)

	Nine months period ended		Three months period ended
	September 30		September 30
		Convenience		Convenience
		translation		translation
		into		into
		U.S. dollars		U.S. dollars
	2015	2015	2015	2015
	NIS	US$	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income for the period	831	212	259	66

Items of other comprehensive income, net of tax	-	-	(33)	(8)

Total of other comprehensive income for the period	831	212	226	58

Attributable to:
Owners of the Company	107	27	28	7
Non-controlling interests	724	185	198	51

Total of other comprehensive income for the period	831	212	226	58

The accompanying notes are an integral part of these condensed consolidated financial statements.

7

B Communications Ltd.

Condensed Consolidated Statements of Changes in Equity

(In millions except number of shares)

	Attributable to owners of the Company
											Convenience
											translation
	Share capital								Non-		Into U.S.
	Number of		Share	Treasury		Other	Retained		Controlling	Total	dollars
	Shares(1)	Amount	premium	Shares		reserves (2)	earnings	Total	interests	equity	(Note 2C)
	NIS 0.1 par value	NIS	NIS	NIS		NIS	NIS	NIS	NIS	NIS	US$
For the nine months period ended
September 30, 2015 (unaudited)

Balance as at January 1, 2015 (audited)	29,889,045	3	1,057	(*	)	(122)	23	961	2,627	3,588	914
Exercise of options in a subsidiary	-	-	-	-		(2)	-	(2)	8	6	2
Dividends to Non-controlling interests	-	-	-	-		-	-	-	(1,232)	(1,232)	(314)
Dividend to shareholders	-	-	-	-		-	(89)	(89)	-	(89)	(23)
Other comprehensive income, net of tax	-	-	-	-		3	(3)	-	-	-	-
Net income for the period	-	-	-	-		-	107	107	724	831	212
Comprehensive income for the period	-	-	-	-		3	104	107	724	831	212

Balance as at September 30, 2015 (unaudited)	29,889,045	3	1,057	(*	)	(121)	38	977	2,127	3,104	791

(1)    Net of treasury shares.

(2)    Including reserve from transaction with non-controlling interest.

*      Represents an amount less than NIS 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

8

B Communications Ltd.

Condensed Consolidated Statements of Changes in Equity

(In millions except number of shares)

	Attributable to owners of the Company
											Convenience
											translation
	Share capital								Non-		Into U.S.
	Number of		Share	Treasury		Other	Retained		Controlling	Total	dollars
	Shares(1)	Amount	premium	Shares		reserves (2)	earnings	Total	interests	equity	(Note 2C)
	NIS 0.1 par
	value	NIS	NIS	NIS		NIS	NIS	NIS	NIS	NIS	US$
For the three months period ended
September 30, 2015 (unaudited)

Balance as at July 1, 2015 (unaudited)	29,889,045	3	1,057	(*	)	(113)	25	972	2,574	3,546	904
Exercise of options in a subsidiary	-	-	-	-		(1)	-	(1)	2	1	*
Dividends to Non-controlling interests	-	-	-	-		-	-	-	(647)	(647)	(165)
Dividend to shareholders	-	-	-	-		-	(22)	(22)	-	(22)	(6)
Other comprehensive income, net of tax	-	-	-	-		(7)	(3)	(10)	(23)	(33)	(8)
Net income for the period	-	-	-	-		-	38	38	221	259	66
Comprehensive income for the period	-	-	-	-		(7)	35	28	198	226	58

Balance as at September 30, 2015 (unaudited)	29,889,045	3	1,057	(*	)	(121)	38	977	2,127	3,104	791

(1)    Net of treasury shares.

(2)    Including reserve from transaction with non-controlling interest.

*      Represents an amount less than NIS 1.

**    Represents an amount less than US$1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

9

B Communications Ltd.

Condensed Consolidated Statements of Cash Flows

(In millions)

	Nine months period ended		Three months period ended
	September 30		September 30
		Convenience		Convenience
		translation		translation
		into		into
		U.S. dollars		U.S. dollars
	2015	2015	2015	2015
	NIS	US$	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities

Net income for the period	831	212	259	66

Adjustments:
Depreciation and amortization	1,588	405	577	147
Profit from consolidation of investee	(12)	(3)	-	-
Share in profit of equity accounted investees	(15)	(4)	1	*
Finance expenses, net	492	125	146	37
Capital gains, net	(103)	(27)	(9)	(2)
Income tax expenses	368	94	112	29
Other	-	-	5	1

Change in inventory	6	2	6	2
Change in trade and other receivables	196	50	51	13
Change in trade and other payables	(174)	(44)	21	5
Changes in provisions	6	2	(3)	(1)
Changes in employee benefits	-	-	(1)	*
Changes in broadcasting rights	2	*	13	4
Change in other liabilities	(10)	(3)	(10)	(3)
Net income tax paid	(389)	(99)	(149)	(38)

Net cash provided by operating activities	2,786	710	1,019	260

Cash flows from investing activities

Purchase of property, plant and equipment	(1,038)	(265)	(373)	(95)
Investment in intangible assets and deferred expenses	(268)	(68)	(54)	(14)
Proceeds from the sale of property, plant and equipment	119	30	22	6
Change in investments, net	1,119	285	(106)	(27)
Net deposits to restricted cash	57	15	21	5
Proceeds from disposal of investments	(9)	(2)	(8)	(2)
Obtaining control over investee	299	76	-	-
Other	21	5	6	2

Net cash generated from (used in) investing activities	300	76	(492)	(125)

*     Represents an amount less than US$1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

10

B Communications Ltd.

Condensed Consolidated Statements of Cash Flows (cont’d)

(In millions)

	Nine months period ended		Three months period ended
	September 30		September 30
		Convenience		Convenience
		translation		translation
		into		into
		U.S. dollars		U.S. dollars
	2015	2015	2015	2015
	NIS	US$	NIS	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from financing activities

Proceeds from issuance of debentures and loans	229	58	1	*
Repayment of debentures and loans	(1,116)	(284)	(253)	(64)
Redemption of Company’s debentures	(65)	(16)	(22)	(6)
Interest paid	(446)	(114)	(64)	(16)
Dividends paid by Bezeq to non-controlling interests	(585)	(149)	-	-
Dividend paid by BCOM	(89)	(23)	(22)	(6)
Payments to related party	(680)	(173)	-	-
Others	(10)	(3)	5	1

Net cash used in financing activities	(2,762)	(704)	(355)	(91)

Net increase in cash and cash equivalents	324	82	172	44

Cash and cash equivalents as at the beginning of the period	713	182	865	220

Cash and cash equivalents as at the end of the period	1,037	264	1,037	264

The accompanying notes are an integral part of these condensed consolidated financial statements.

11

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 1 - Reporting Entity

A.	B Communications Ltd. (“the Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Dov Friedman Street, Ramat-Gan, Israel. The consolidated financial statements of the Company as at September 30, 2015 and for the nine and three month periods then ended include the accounts of the Company and its subsidiaries. The Company is a majority-owned subsidiary of Internet Gold - Golden Lines Ltd. (“IGLD” or “Internet Gold”) and its ultimate parent is Eurocom Holdings (1979) Ltd. (“Eurocom”).

On April 14, 2010, the Company completed the acquisition of 30.44% of the outstanding shares of Bezeq - The Israel Telecommunications Corp. Limited (“Bezeq”) and became the controlling shareholder of Bezeq. Bezeq’s ordinary shares are registered for trade on the Tel Aviv Stock Exchange.

The ordinary shares of the Company are registered for trade on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.

B.	Material events in the reporting period

On March 23, 2015, Bezeq gained control in DBS Satellite Services (1998) Ltd. ("DBS") and began consolidation as at that date. On June 2015, acquisition of the remaining holdings of Eurocom in DBS was completed and as from that date, Bezeq holds the entire rights to DBS shares. The effect of the operating results of DBS on the Group's statement of income for the three months ended March 31, 2015, was included under "Share in losses of equity-accounted investees". For further information see Note 4 regarding discontinued operations.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Selected explanatory notes are included to explain events and transactions that are significant to the understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at December 31, 2014, and for the year then ended. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements as at December 31, 2014 and for the year then ended ("annual financial statements").

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 19, 2015.

B.	Use of estimates and judgment

Preparing the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

12

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 2 - Basis of Preparation (cont'd)

B.	Use of estimates and judgment (cont'd)

Other than the contents of Note 3, in preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual financial statements.

Below is information about significant estimates and judgments for which changes in the assessments and assumptions could potentially have a material effect on the financial statements, in addition to the information in Note 2.F to the annual financial statements:

Subject	Principal assumptions	Possible effects	Reference
Fair value measurement of the Company's investment in DBS prior to gaining control in DBS	Assumption of expected cash flows from the operations of DBS, discount rate and market participant assumptions.	Change in profit/loss from gaining control	Note 4
Attribution of excess cost arising from acquisition of control in DBS	Assumption of expected cash flows from identifiable assets in the business combination, timing of recognition, and scope of the deferred tax asset for carry forward losses	Change in the value of identifiable tangible and intangible assets in the business combination and changes in the value of goodwill	Note 4
Fair value measurement of contingent consideration in a business combination	Assumption of expected cash flows and assumption of DBS's losses for tax purposes.	Change in the value of a liability for contingent consideration recognized in a business combination	Note 4 and Note 11

C.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as at September 30, 2015, have been presented in dollars, translated at the representative rate of exchange as at September 30, 2015 (NIS 3.923 = US$ 1.00). The dollar amounts presented in these condensed consolidated interim financial statements are merely supplementary information and should not be construed as complying with IFRS translation method or as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

A.	Accounting policy for new transactions or events

In view of consolidation of DBS in these financial statements for the first time, as described in Note 4, below is a description of the accounting policy implemented in these condensed consolidated interim financial statements:

1.	The Group implemented the acquisition method for all business combinations. The acquisition date is the date on which the acquirer obtained control over the acquiree.

13

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 3 - Significant Accounting Policies (cont'd)

2.	The Group recognized goodwill at acquisition based on the fair value of the consideration transferred, and the fair value at the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount of the identifiable assets acquired and the liabilities assumed.

3.	The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree and the liabilities incurred by the acquirer to the previous owners of the acquiree, including the obligation to acquire the acquiree''s equity instruments. In addition, the consideration transferred includes the fair value of any contingent consideration.

4.	In a step acquisition, the difference between the fair value at the acquisition date of the Group’s pre-existing equity rights in the acquiree and the carrying amount at that date is recognized in the statement of income under other operating income or expenses.

5.	The Group implements the anticipated acquisition method, whereby it undertook to acquire the equity instruments of a subsidiary in return for cash or another financial asset. The commitment to acquire a subsidiary's equity instruments is recognized as a financial liability at the present value. The commitment is recognized at the agreement date, if the preconditions to the agreement are not under the Group's control.

Based on the anticipated acquisition method, non-controlling interests are derecognized at the recognition date of the commitment to acquire the subsidiary's equity instruments. Accordingly, the Group's share in the subsidiary's equity and operating expenses includes the share of the holders of non-controlling interests.

6.	Costs associated with the acquisition that were incurred by the group in the business combination such as advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

B.	New standards not yet adopted

Further to Note 3.R to the annual financial statements regarding the amendment to IFRS 15, Revenues from Contracts with Customers, in July 2015, the IASB approved the postponement of mandatory initial adoption of the standard by one year from the original date, meaning that the standard will be effective for annual periods beginning on January 1, 2018. Early adoption is permitted.

Note 4 - Group entities

A detailed description of the Group entities appears in Note 11 to the Company's annual financial statements as at December 31, 2014. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

Business combination with DBS Satellite Services (1998) Ltd. ("DBS") that occurred in the period

A.	As described in Note 11.A.2 to the annual financial statements, Bezeq holds 49.78% of the share capital of DBS and it holds options that confer the right to 8.6% in DBS shares, which Bezeq was unable to exercise. Accordingly, Bezeq accounted for its investment in DBS in accordance with the equity method.

On March 26, 2014, Bezeq received the decision of the Antitrust Authority, according to which, under the terms set out in the decision, the merger between Bezeq and DBS ("the Merger") will be permitted.

14

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 – Group entities (cont'd)

Further to the aforesaid, on February 10, 2015, Bezeq's Board of Directors' subcommittee that was established for this matter, Bezeq's audit committee and Bezeq's Board of Directors approved the Bezeq's engagement in a transaction with Eurocom DBS. In the transaction, Bezeq will acquire the entire holdings of Eurocom DBS in DBS ("the Acquisition Transaction"), which at this date represented 50.22% of the issued share capital of DBS (41.62% fully diluted) and all the shareholder loans provided by Eurocom to DBS. It was further decided that prior to the Acquisition Transaction, Bezeq and DBS will accept the merger terms and Bezeq will exercise the option granted, at no cost, for the allotment of DBS shares at a rate of 8.6% of the issued capital of DBS.

Under the terms of the acquisition transaction, Bezeq was required to pay Eurocom DBS NIS 680 in cash on the closing date, against acquisition of the shares and shareholder loans. Eurocom DBS will also be entitled to two additional contingent considerations, as follows: the first additional consideration of up to NIS 200 will be paid in accordance with the amount of the carryforward losses of DBS used for tax purposes and the second additional consideration of up to NIS 170 will be paid in accordance with the business results of DBS in the next three years.

On March 23, 2015, the general meeting of Bezeq's shareholders approved the acceptance of the merger terms and exercise of the option, and Bezeq's engagement in the Acquisition Transaction, as described above. Subsequently, Bezeq and DBS announced the acceptance of the merger terms, and on March 25, 2015, Bezeq exercised the option and it was allotted DBS shares at a rate of 8.6% of the issued capital of DBS, so that as from this date, Bezeq holds 58.4% of DBS. Accordingly, Bezeq consolidates the financial statements of DBS as from March 23, 2015 (the date that the general meeting approved exercise of the option to DBS shares by Bezeq). In view of the Bezeq's holding of 49.78% of DBS shares prior to gaining control, the acquisition transaction was accounted for in the financial statements as a step acquisition.

Bezeq's engagement in the transaction with Eurocom DBS for acquisition of the entire holdings of Eurocom DBS in DBS is subject to the approval of the Ministry of Communications for transfer of control in DBS such that Bezeq will control DBS and will hold the entire issued and paid up share capital of DBS. This approval was received unconditionally on June 23, 2015, and on June 24, 2015, the transaction was completed. On the completion date, Bezeq transferred the cash consideration of NIS 680 to Eurocom DBS and Eurocom DBS transferred its rights and the rights to DBS shares to Bezeq and assigned to Bezeq its entire rights in the shareholders loans of DBS. On completion of the transaction, DBS became a wholly owned subsidiary (100%) of Bezeq.

As at September 30, 2015, Bezeq has a liability for the contingent consideration of NIS 101 towards Eurocom DBS as described in Note 11, Financial Instruments.

B.	At the date of the business acquisition, Bezeq presented its investment in shares, share options and loans to DBS prior to acquisition of control, according to their fair value based on a valuation by an independent assessor. In accordance with the valuation, the value of Bezeq's investments prior to acquisition of control is estimated at NIS 1.076 billion. Accordingly, Bezeq recognized a profit of NIS 12 from the gain of control under other operating income in the statement of income for the three months ended March 31, 2015.

15

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities (cont'd)

The valuation was based on the income approach, whereby the discounted cash flow method (DCF) was applied on the basis of the forecasted cash flow for 2015 through to 2019. The cash flow forecast was based on the results of DBS for 2011-2014 and the three months ended March 31, 2015. In the valuation, it was assumed that the market share of DBS is expected to remain stable and will be 42%-43% throughout the years of the forecast. It was also assumed that gradual erosion in the ARPU of DBS is expected between 2015 and 2018, while in 2019 and thereafter, it is expected that a fixed nominal ARPU will be maintained. The revenue forecast was based on the forecast of the number of subscribers, average income and competition in the market.

Assumed cost of capital: 8.5% (net of tax). In addition, it was assumed that the permanent growth of DBS will be 1%.

The valuation was based on assumptions regarding the identity of the relevant market participant that might acquire Bezeq's holdings in DBS and does not take into account the specific operational and tax synergies between the companies.

C.	Identifiable acquired assets and liabilities

March 23, 2015
(Unaudited)
NIS
Cash and cash equivalents	299
Trade and other receivables	182
Broadcasting rights	449
Property, plant and equipment	801
Deferred tax asset, net of deferred tax liabilities (for attributed excess cost)	831
Intangible assets (including excess cost attributed to customer relations and brand as described below)	1,284
Debentures, loans, and borrowings (including excess cost attributed to debentures as described below)	(1,947)
Trade payables and other liabilities	(632)
Contingent liabilities (including excess cost attributed to contingent liabilities as described below)	(19)
Identifiable assets, net	1,248

D.	Bezeq attributed the acquisition cost in relation to the fair value of the assets and liabilities that were acquired in the business combination. The attribution was based on the valuation performed by an independent assessor whose opinion is attached to these financial statements.

16

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities (cont'd)

Excess cost was attributed as follows:

March 23, 2015
(Unaudited)
NIS
Customer relations (see section 1 below)	790
Brand (see section 2 below)	347
Goodwill (see section 3 below)	609
Deferred tax asset, net of deferred tax liabilities (see 4 below)	831
Total excess cost attributed to intangible assets	2,577
Debentures (see section 5 below)	(160)
Contingent liabilities (see section 6 below)	(10)
Total excess cost	2,407

1.	Customer relations: The valuation was based on the income approach, using the multi-period excess earning method. Under this approach, the value of the asset is derived from the present value of the cash flows that are expected to arise from it over the remaining economic life of the asset. Amortization will be based on the customer churn rate.

2.	Brand value: The valuation was prepared in accordance with the relief from royalty method. In accordance with this method, the value of the asset is estimated as the present value of the appropriate royalty that the entity would have to pay a third party for the use of the asset, if the company did not own it. The useful life of the brand assumed in the model is 12 years.

3.	Goodwill: Following the acquisition of control, goodwill was recognized as follows:

March 23, 2015
(Unaudited)
NIS
Consideration value	781
Fair value of the investment in DBS prior to the acquisition	1,076
Less the fair value of net identifiable assets	(1,248)
Goodwill	609

4.	Deferred tax asset: Following completion of the acquisition transaction on June 24, 2015, as described in Note 4.A above, Bezeq believes that will be able to take advantage of the tax asset for the accrued losses from future profits of DBS and due to the possible merger between the companies.

17

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities (cont'd)

The Company accounted for completion of the acquisition transaction after gaining control as new information obtained in the measurement period for the facts and circumstances that existed at the acquisition date and, therefore, the Company recognized a deferred tax asset from the day which they gain control in DBS (retroactively).

Composition of the tax asset:

March 23, 2015
(Unaudited)
NIS
Tax asset for cumulative losses of DBS	1,087
Tax reserve for attributed excess cost	(256)
Deferred tax asset, net	831

5.	Debentures: The excess cost reflects the fair value of the debentures at the acquisition date based on a capitalization rate of 1.9%-2.3%.

6.	Contingent liabilities: Amounts that represents a present obligation arising from a class action filed by DBS customers.

E.	Bezeq's management estimates that had the business combination taken place on January 1, 2015, the revenue in the consolidated statement of income would have increased by NIS 434 and there would have been no significant change in the consolidated profit for the period. When determining the amounts, Bezeq's management assumed that the fair value adjustments at the date of the business combination, which were determined provisionally, are the same as the adjustments that would have been received had the business combination taken place on January 1, 2015.

F.	Further to Note 11 to the annual financial statements, Regarding debentures issued by DBS ,on September 17,2015, Bezeq signed on granting of a guarantee by the Company to secure the undertakings D.B.S to make full payment of its remaining debts to holders of D.B.S.'s Debentures (Series B and C) (a total of NIS 1.05 billion and NIS 307 million, respectively), that were deposited with the representatives of the lenders on September 17, 2015 and September 20, 2015, respectively, against a reduction in the annual interest rate bearing on the Debentures (by 0.5%-1%, respectively), and cancellation of collateral and certain terms in the trust deeds and the Debentures, all in accordance with the terms of the trust deeds for the Debentures. The reduction in the annual interest rate bearing on the Debentures and cancellation of collateral and certain terms in the trust deeds and the Debentures is contingent on that Bezeq’s rating shall not be less from Standard & Poor's Maalot "ilAA-" or an equivalent rating by another rating agency (“The minimum rating”), term that was held at the date that the guarantee was granted, and to the extent that Bezeq’s rating will be lower than the minimum rating, the reduction in the interest rate will be cancelled, the collateral and certain terms in the trust deeds and the Debentures that was canceled will be given again, and the guarantee will be repaid. In Series C, the Debentures holders will be able to choose between the above to keeping Bezeq’s guarantee, the reduction in the annual interest rate bearing on the Debentures and cancellation of collateral and certain terms in the trust deeds and the Debentures (unless if Bezeq’s rating from Standard & Poor's Maalot or an equivalent rating by another rating agency will be lower than "ilA", so since than (and as long that Bezeq’s rating will not repeat such rating) the reduction of the annual interest rate will be cancelled.

18

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 4 - Group entities (cont'd)

As a result from the interest rate reduction, Bezeq re-estimated the expected cash flows and recognized an interest income of NIS 31 in the statement of income for the three month ended September 30, 2015.

G.	Since the beginning of its operations, DBS has accumulated considerable losses. The loss of DBS in 2014 amounted to NIS 322 and the loss in the nine months ended September 30, 2014, amounted to NIS 244. As a result of these losses, as of September 30, 2014, DBS had an equity deficit and a working capital deficit of NIS 4,908 and NIS 455, respectively.

H.	As at September 30, 2015, DBS is in compliance with the financial covenants set in the financial agreements with the banks: debt/EBITDA ratio was 2.5 and the debt/E-C ratio was 5.7. DBS commitment to fulfill the financial covenants under certain provisions set out in the debentures that described in Section 4.F above is void.

I.	The management of DBS believes that the financing resources at its disposal, which include, among other things, loans from the Company, will be sufficient for the operations of DBS for the coming year, based on the forecasted cash flows approved by DBS’s board of directors.

Note 5 - Debentures, Loans, and Borrowings

During the reporting period, Bezeq entered into agreements with banks and a financial institution, which undertook to provide Bezeq with credit in a total amount of NIS 1.4 billion, to refinance its future debt in 2016 (With duration between 4.6-4.9 years, at a fixed NIS unlinked interest rate between 3.7-4.3%).

The terms of the undertaking and the loans to be provided thereunder include terms that are similar to the terms provided for other loans taken by Bezeq, as described in Note 12 to the annual financial statements, including the following: an undertaking to refrain from creating additional liens on Bezeq's assets (with certain restrictions); an undertaking that if Bezeq assumes an undertaking towards a party in respect of compliance with financial covenants, Bezeq will also assume the same undertaking for this credit (subject to certain exceptions); and standard terms for immediate repayment (such as default events, insolvency, liquidation or receivership), and cross default (with certain restrictions), which will also apply, with the required changes, to the period of the undertaking to provide credit.

In the three months ended September 30, 2015, Bezeq recognized financing income amounting to NIS 30 for long term fair value of future credit from banks, net of transaction costs.

A.	During reporting period, DBS issued additional debentures (Series B) amounting to NIS 228 by expanding the series. For information about the terms of the debentures, see Note 11.A.5 to the Annual Financial Statements.

B.	On October 15, 2015, Bezeq completed a public issuance of debentures (Series 9) and (Series 10), pursuant to a "shelf offering" The total (gross) consideration Offering totals 788,451 NIS thousands as detailed below:

19

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 5 - Debentures, Loans, and Borrowings (cont'd)

	Gross consideration thousands (NIS)	Annual interest rate	Linkage terms

Series 9	388,451	3.65%	Not-linked
Series 10	400,000	2.20%	CPI linked

The debentures principal will be paid in four installments: 10% in 2022, 20% in each year between 2023 till 2025 and 30% in 2025. Interest will be payable semi-annually starting as of December 1, 2015.

The Debentures (Series 9) and (Series 10) include common terms and conditions, such as Negative Pledge, Rating preservation, as well as common infringement clauses.

C.	In August 2015, Bezeq entered into additional agreements with a bank and a financial institution, whereby Bezeq received a commitment for additional credit of NIS 400 for future debt refinancing during 2017.

D.	On August 10, 2014, the Company announced that its Board of Directors has approved the buyback of up to US$50 of its Notes. Through the end of the third quarter of 2015, the Company purchased US$15.3 par value of the notes.

From October 1, 2015 until November 19, 2015, the Company purchased additional US$11.6 par value of its Notes.

Note 6 - Contingent Liabilities

As at September 30, 2015, contingent liabilities only include contingent liabilities relating to the Bezeq Group.

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 86, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at September 30, 2015 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 5.1 billion. There is also additional exposure of NIS 1.2 billion for claims, the chances of which cannot yet be assessed.

In addition, certain motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claims are not stated in the claim.

These amounts and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section B below.

20

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 - Contingent Liabilities (cont'd)

A.	Below is a description of the contingent liabilities of the Group (including DBS) as at September 30, 2015, classified into groups with similar characteristics:

		Balance of provisions	Amount of additional exposure	Amount of exposure for claims for which the amount of exposure cannot be assessed
Claims group	Nature of the claims	NIS	NIS	NIS
		Unaudited

Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of Bezeq in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have broad ramifications in Bezeq.	11	128	-

Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	40	2,643	1,156

Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	169	-

Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	2	62	-

Claims by the State and Authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	19	42	11

Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	*2,047	-

		86	5,091	1,167

*	A claim filed by shareholders against Bezeq and officers in Bezeq amounting to NIS 1.1 billion or NIS 2 billion (according to the method of calculating the damage to be determined).

21

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 6 - Contingent Liabilities (cont'd)

B.	Subsequent customer claims

Subsequent to the reporting date, claims amounting to NIS 660 were filed against Group companies, and another claim without a monetary estimate. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, claims with exposure of NIS 47 came to an end.

Note 7 - Capital and Capital Reserves

	Authorized	Registered and paid up	Authorized	Registered and paid up
	December 31	December 31	September 30	September 30
	2014	2014	2015	2015
	Number of shares		Number of shares
Ordinary shares of NIS 0.1 par value each	50,000,000	29,889,045	50,000,000	29,889,045

A.	On May 21, 2015, the Company's board of directors declared a cash dividend of NIS 67. The dividend was paid on June 16, 2015.

B.	On August 31, 2015, the Company's board of directors declared a cash dividend of NIS 22. The dividend was paid on September 29, 2015.

C.	On November 19, 2015, the Company's board of directors declared a cash dividend of NIS 38. The dividend will be payable to all of the Company’s shareholders of record at the end of the NASDAQ trading day on December 10, 2015. The payment date will be December 23, 2015.

22

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 8 - Revenues

	Nine months	Three months
	period ended	period ended
	September 30	September 30
	2015	2015
	NIS	NIS
	(Unaudited)	(Unaudited)

Domestic fixed line communications
Fixed line telephony	1,169	386
Internet - infrastructure	1,149	379
Transmission and data communication	625	210
Other services	166	53
	3,109	1,028
Cellular
Cellular services and terminal equipment	1,482	507
Sale of terminal equipment	649	206
	2,131	713

International communications, internet services and NEP	1,099	360

Multi-channel Television	885	446

Others	155	55

	7,379	2,602

Note 9 - General and Operating Expenses

	Nine months	Three months
	period ended	period ended
	September 30	September 30
	2015	2015
	NIS	NIS
	(Unaudited)	(Unaudited)

Terminal equipment and materials	624	193
Interconnectivity and payments to domestic and international operators	689	236
Maintenance of buildings and sites	467	161
Marketing and general expenses	458	166
Services and maintenance by sub-contractors	141	52
Vehicle maintenance expenses	123	47
Content services expenses	304	147
	2,806	1,002

23

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 10 - Other Operating Expenses (Income), Net

	Nine months	Three months
	period ended	period ended
	September 30	September 30
	2015	2015
	NIS	NIS
	(Unaudited)	(Unaudited)

Profit from consolidation of investee	(12)	-
Capital gain from sale of property plant and equipment	(104)	(10)
Total other operating income	(116)	(10)

Provision for severance pay in early retirement	1	-
Provision for contingent liabilities, net	12	-
Total other operating expenses	13	-

Other Operating income, net	(103)	(10)

Note 11 - Financial instruments

(1)	Fair values versus carrying amounts

The table below shows the difference between the carrying amount and the fair value of groups of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 4 to the annual financial statements.

	December 31, 2014		September 30, 2015
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	NIS	NIS	NIS	NIS

Bank loans
Unlinked	2,112	2,292	2,216	2,375
Debentures
Issued to the public (CPI linked)	3,840	4,033	3,501	3,661
Issued to the public (Unlinked)	2,044	2,214	1,603	1,724
Issued to institutional investors (CPI linked)	-	-	1,757	1,845
Issued to institutional investors (US$ linked)	3,073	3,309	3,102	3,318
Issued to institutional investors (unlinked)	403	467	410	470
	11,472	12,315	12,589	13,393

(2)	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to measure the fair value of investments in ETFs, monetary funds, marketable securities, and forward contracts on the CPI or foreign currency are described in Note 16.E.2 to the annual financial statements. The methods used to measure the fair value of future credit from bank are described in section 3 below. The methods used to measure the fair value of contingent consideration for a business combination are described in section 4 below.

24

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Financial instruments (cont'd)

(2)	Fair value hierarchy (cont'd)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

Financial assets held for trading
Monetary funds and ETFs	1,513	-	-	1,513
Marketable securities	879	-	-	879
Derivatives not used in hedging
Forward contracts on foreign currencies	-	174	-	174
Forward contracts on CPI	-	(119)	-	(119)
Available-for-sale financial assets
Unmarketable shares	-	-	9	9

	2,392	55	9	2,456

	September 30, 2015
	Level 1	Level 2	Level 3	Total
	NIS	NIS	NIS	NIS

Financial assets held for trading
Monetary funds and ETFs	194	-	-	194
Marketable securities	873	-	-	873
Derivatives not used in hedging
Forward contracts on foreign currencies	-	205	-	205
Forward contracts on CPI	-	(134)	-	(134)
Banks future credit	-	2	-	2
Other liabilities
Contingent consideration for a business combination	-	-	(101)	(101)
Available-for-sale financial assets
Unmarketable shares	-	-	3	3

	1,067	73	(98)	1,042

(3)	Information about fair value measurement of line of credit for future debt refinance

The fair value of the future credit according to the agreement with the banks as set out in Note 5.1 above, was estimated by discounting the difference between the interest rate in the agreement and present interest for the remaining period, using appropriate market interest rates for similar instruments, including the required adjustments for the credit risk.

25

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 11 - Financial instruments (cont'd)

(4)	Information about fair value measurement of contingent consideration in a business combination (Level 3)

Below is the fair value of the contingent consideration liability for a business combination, as described in Note 4:

	September 30, 2015
	Maximum additional consideration under the agreement	Fair value
	(Unaudited)	(Unaudited)
	NIS	NIS
Additional consideration for tax synergy (first additional consideration)(A)	200	84
Additional consideration for the business results of DBS (second additional consideration) (B)	170	17
	370	101

A.	First additional consideration

The fair value of the first additional contingent consideration was calculated by an independent assessor, based on a legal opinion on tax issues related to the possible merger between Bezeq and DBS. The legal opinion includes the probability of the chances and risks facing Bezeq regarding utilization of losses.

The estimated fair value of the contingent consideration will increase as the probability attributed to major risks in utilization of losses, as assessed in the legal opinion, decreases.

A 10% change in the probability attributed to major risks will result in a change of NIS 36 in the first contingent consideration.

B.	Second additional consideration

The fair value of the first additional consideration was estimated by the assessor, whose opinion is attached to these financial statements, using the Monte Carlo simulation with risk neutral measure of the underlying asset which is the expected cash flow. The unobservable parameter that was used in the model and would have significantly changed the fair value is the expected cash flows in 2015-2017. To calculate the value of the second contingent consideration, a free cash flow was assumed as presented in the fair value assessment of Bezeq's holdings in DBS prior to gain of control as described in Note 4.C.

An increase of 10% in the expected cash flow will result in an increase of NIS 7 in the estimated contingent consideration.

26

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting

A.	Further to Note 26 to the annual financial statements, Bezeq's investment in DBS was presented on the basis of the equity method up to March 25, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group as described in Note 4 above. The Group reports on multichannel television as an operating segment without adjustment to ownership rates and excess cost in all reporting periods.

In addition, after DBS became a wholly-owned subsidiary of Bezeq on June 24, 2015, Bezeq updated the internal management reporting structure for financing income for the shareholders loans that were provided to DBS. As from the second quarter of 2015, Bezeq no longer recognizes financing income for the shareholders loans under the financing income of the fixed-line domestic communications segment. Financing expenses in the multi-channel television segment include financing expenses for the loans without any change.

27

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting (cont'd)

B.	Operating Segments

	Nine-month period ended September 30, 2015 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Revenue from external entities	3,108	2,131	1,097	1,324	149	(440)	7,369
Inter-segment revenues	211	46	76	1	16	(340)	10
Total revenue	3,319	2,177	1,173	1,325	165	(780)	7,379
Depreciation and amortization	540	319	98	234	10	387	1,588
Segment results - operating income (loss)	1,721	146	182	203	(8)	(600)	1,644
Finance income	20	42	5	23	13	154	257
Finance expenses	(333)	(3)	(11)	(469)	(1)	100	(717)
Total finance income (expense), net	(313)	39	(6)	(446)	12	254	(460)
Segment profit (loss) after finance expenses, net	1,408	185	176	(243)	4	(346)	1,184
Share in loss (income) of equity-accounted investee	-	-	-	-	1	(16)	(15)
Segment profit (loss) before income tax	1,408	185	176	(243)	3	(330)	1,199
Income tax	424	45	46	1	-	(148)	368
Segment results - net profit (loss)	984	140	130	(244)	3	(182)	831

28

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting (cont'd)

B.	Operating Segments (cont'd)

	Three-month period ended September 30, 2015 (unaudited)
	Domestic fixed–line communications	Cellular communications	International communications and Internet services	Multi-channel television	Others	Adjustments	Consolidated
	NIS	NIS	NIS	NIS	NIS	NIS	NIS

Revenue from external entities	1,029	713	361	446	49	-	2,598
Inter-segment revenues	72	16	28	-	9	(121)	4
Total revenue	1,101	729	389	446	58	(121)	2,602
Depreciation and amortization	184	109	33	78	4	169	577
Segment results - operating income (loss)	512	61	60	74	(4)	(177)	526
Finance income	(25)	11	1	-	4	50	41
Finance expenses	(113)	-	(4)	(149)	-	71	(195)
Total finance income (expense), net	(138)	11	(3)	(149)	4	121	(154)
Segment profit (loss) after finance expenses, net	374	72	57	(75)	-	(56)	372
Share in loss of equity-accounted investee	-	-	-	-	1	-	1
Segment profit (loss) before income tax	374	72	57	(75)	(1)	(56)	371
Income tax	118	17	16	-	-	(39)	112
Segment results - net profit (loss)	256	55	41	(75)	(1)	(17)	259

29

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 12 - Segment Reporting (cont'd)

C.	Adjustments for segment reporting of profit or loss

	Nine months	Three months
	period ended	period ended
	September 30	September 30
	2015	2015
	NIS	NIS
	(Unaudited)	(Unaudited)

Profit or loss
Operating income for reporting segments	2,252	707
Elimination of expenses from a segment classified as an associate	(59)	-
Financing expenses, net	(460)	(154)
Share in the loss (income) of equity-accounted investees	(15)	1
Depreciation and amortization of intangible assets resulting from the Bezeq PPA adjustments	(526)	(218)
Loss from operations classified in other categories and other adjustments	(23)	37
Consolidated profit before income tax	1,199	371

Note 13 - Dividends from Bezeq

A.	On March 25, 2015, the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend of NIS 844. On May 6, 2015, Bezeq's shareholders approved the dividend distribution and on May 27, 2015, the Company received its share of the dividend distribution in the amount of NIS 259.

B.	On August 30, 2015, the Board of Directors of Bezeq resolved to recommend to the general meeting of shareholders the distribution of a cash dividend of NIS 933 million ($248 million) representing Bezeq’s profits for the first half of 2015, excluding its NIS 12 million ($3 million) revaluation gain arising from its gaining control over DBS. On September 21, 2015, Bezeq's shareholders approved the dividend distribution and on October 26, 2015, the Company received its share of the dividend distribution in the amount of NIS 286.

30

B Communications Ltd.

Notes to the Condensed Consolidated Financial Statements

(All amounts are in millions except where otherwise stated)

Note 14 - Subsequent Events

A.	Regarding for the issuance of Bezeq’s debentures serious 9 and 10, see note 5 above.

B.	On October 26, 2015, Bezeq received an approval from the "Local Committee for Planning and Construction" for an "outline plan" for the use of a 70 dunams (approximately 18 acres) parcel of land owned by Bezeq which is designated for use as offices and storage building purposes in"Sakiya", which is adjacent to the “Mesubim" Junction. As a result of this approval Bezeq is entitled to a long term exclusive lease rights for up to 98 years with respect to such land.

C.	On November 8, 2015, the Board of Directors of DBS approved an early repayment of Debenture of DBS in a total amount of approximately NIS 307 subject to early repayment fees, all in accordance with the debenture terms (the: "Early Repayment"). On November 18, 2015, Bezeq’s Board of directors approved to grant a loan to DBS for the purpose of the Early Repayment in a total amount of approximately NIS 325. The early repayment is expected to take place within 30 days from DBS notification to the Debentures holders of its intention to carry out the early repayment.

31